EXHIBIT (a)(1)(xxiii)

2300 Orchard Parkway San Jose, CA 95131-1017 Tel: (408) 433-0910 Fax: (408) 428-7998	NEWS RELEASE

For more information contact:
Bill Slater	Ellen Brook
Symmetricom, Inc.	Stapleton Communications Inc.
(408) 428-7801	(650) 470-0200
bslater@symmetricom.com	ellen@stapleton.com
www.symmetricom.com

Symmetricom Discontinues Operations of Trusted Time Division

San Jose, Calif. – June 17, 2003 — Symmetricom, Inc. (Nasdaq:SYMM), the world’s leader in network synchronization and timing, today announced that it is discontinuing the operation of its Lexington, MA-based Trusted Time Division as part of the company’s post-acquisition consolidation process. The company will close its 7200 square foot Lexington facility at the end of this month and transfer personnel not directly involved with the Trusted Time Division to Symmetricom’s Beverly, Massachusetts facility. The division, acquired as part of Symmetricom’s acquisition of Datum, Inc. in October 2002, currently employs 11 people.

“A key goal behind our recent acquisitions was to grow our core businesses or provide a new capability to our existing customers,” explained Tom Steipp, CEO of Symmetricom. “After careful analysis, we’ve concluded that the security-oriented Trusted Time business model did not meet these criteria and would have been difficult for us to exploit in a manner consistent with our profitability targets.”

Net sales for the division in the company’s most recent quarter (FY’Q3) was $252,000, with quarterly operating expenses of approximately $1.0 million. Symmetricom had been reviewing strategic alternatives, including seeking potential buyers. The company expects to take certain charges in the fourth fiscal quarter related to the discontinuance of this operation including a non-cash impairment charge of approximately $13 million in purchased goodwill and intangibles associated with this business.

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Symmetricom Discontinues Operations of Trusted Time Division

June 17, 2003

Trusted Time products and services will no longer be promoted for new customers, but existing customers will be provided support per their current support contracts.

Trusted Time, initially called the eBusiness Division, was founded in 1999 when Datum, Inc. acquired Digital Delivery of Lexington, MA and integrated it with Datum-Bancomm of San Jose, CA. Symmetricom acquired Datum in October, 2002. In April of this year, Symmetricom announced that it had broken out the Trusted Time hardware-based network time server product line, which brought in the majority of divisional revenues, and integrated it with a similar line from TrueTime, Inc., into Symmetricom’s Timing, Test and Measurement Division.

Integration of Broadband Network Division into Telecom Solutions Division

In a separate announcement, Symmetricom also announced today that it will be integrating its Broadband Network Division into the company’s Telecom Solutions Division. For more information, see the June 17, 2003 press release entitled, “Symmetricom Integrates Broadband Network Division into Telecom Solutions Division.”

This press release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created by those Sections. These forward-looking statements include statements concerning the post-acquisition consolidation process and the magnitude of impairment charges. Symmetricom’s actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by such forward-looking statements include: reduced rates of demand for synchronization and timing solutions and high-bandwidth applications worldwide; delays in consolidation of operations; increased competition; timing, cancellation or delay of customer orders; failure of new products to pass lab and field testing; difficulties in manufacturing products to specification; customer acceptance of new products; customer delays in qualification of key new products; and the risk factors listed from time to time in Symmetricom’s reports filed with the Securities and Exchange Commission, including but not limited to, the report on Form 10-K for the year ended June 30, 2002 and the reports on Form 10-Q for the quarter ended December 31, 2002 and March 31, 2003.

About Symmetricom

Symmetricom is the leading worldwide supplier of atomic clocks and network synchronization and timing solutions. The company designs, manufactures, markets and provides services for wireline and wireless network synchronization; space, defense and aerospace systems; network time servers; as well as G.shdsl-based broadband network equipment for telecom, government and enterprise markets. Symmetricom is based in San Jose, Calif., with offices worldwide. For more information, visit http://www.symmetricom.com.

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